SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES RECORD WINTER 2017 BARCELONA SCHEDULE

4 NEW ROUTES TO KRAKOW, LUXEMBOURG, PRAGUE & VENICE
DELIVER 10% GROWTH

Ryanair, Europe's No. 1 airline, today (31 Jan) launched its biggest-ever Barcelona winter schedule, with 4 new routes to Krakow, Luxembourg, Prague and Venice, 2 new winter routes to Brussels Charleroi and Naples, and more flights on 8 existing routes, (45 in total), which will deliver 7.1m customers p.a. and support 5,300* jobs at Barcelona Airport, as Ryanair grows its Barcelona operation by 10%.

Ryanair's Barcelona winter 2017 schedule will deliver:
●
   4 new routes to Krakow (2 wkly), Luxembourg (4 wkly), Prague (daily) & Venice (9 wkly)
●
   2 new winter routes to Brussels Charleroi (daily) & Naples (4 wkly)
●
  45 routes in total
●
  More flights to: Bologna (9 wkly), Budapest (daily), Gran Canaria (5 wkly), Ibiza (18 wkly),  Malaga (9 wkly),  Palma (4 daily), Seville (16 wkly) & Tenerife (10 wkly).
●
  386 weekly flights
●
  7.1m customers p.a.
●
  5,300* "on-site" jobs p.a.

Ryanair will continue to connect Barcelona with major business centres on high frequency, low fare services including Brussels (4 daily), Dublin (3 daily), London (4 daily), Milan (3 daily) and Rome (3 daily), with better timings and lower fares, making Ryanair the ideal choice for business and leisure customers.

Ryanair's Barcelona summer 2017 schedule is attracting record bookings, with more frequencies to sun destinations for summer family holidays, lower fares as Ryanair passes on lower fuel costs, and an even better customer experience, as it continues to roll out its "Always Getting Better" improvements.

In Barcelona, Ryanair's Kenny Jacobs said:

"We are pleased to launch our biggest ever Barcelona winter schedule, which includes 4 new routes to Krakow, Luxembourg, Prague and Venice, 2 new winter routes to Brussels Charleroi and Naples and 45 routes in total, which will deliver 7.1m customers p.a. and support 5,300* jobs at Barcelona El Prat. These new routes will go on sale in February as we continue to grow our traffic, tourism and jobs, underlining our commitment to the Catalonia region.

We are also pleased to report record bookings on our Barcelona summer 2017 schedule and no one will bring more tourists to and from Barcelona this year than Ryanair. Customers can look forward to even lower fares so there's never been a better time to book a low fare flight on Ryanair. We urge all customers who wish to book their holidays to do so now on the Ryanair.com website or mobile app, where they can avail of the lowest fare air travel to and from Barcelona.

To celebrate the launch of our Barcelona winter 2017 schedule we are releasing seats for sale across our European network from just €9.99, which are available for booking until midnight Thursday (2 Feb). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS

*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:
                           Robin Kiely                     Piaras Kelly
                                       Ryanair Ltd                     Edelman Ireland
                                                    Tel: +353-1-9451949                Tel: +353-1-6789333
                                               press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 31 January, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary